August 23, 2007

Mail Stop 6010

Patrick C. Henry
Chief Executive Officer
Entropic Communications, Inc.
9276 Scranton Road, Suite 200
San Diego, California 92121

      Re: Entropic Communications, Inc.
             Registration Statement on Form S-1
             Filed July 27, 2007 and August 3, 2007
             File No. 333-144899

Dear Mr. Henry:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range. Also note that we may have additional comments after you include this information.

Prospectus Summary

2.   The disclosure in the summary should be a balanced presentation of your business. Expand to balance the disclosure of your solutions with a realistic picture of some of the challenges you and the MoCA standard face, many of which are identified in your risk factors section. In addition, we note your discussion in the sixth paragraph about your pro-forma revenues. Please balance this disclosure with an equally prominent discussion of your, and your recently acquired subsidiary's, losses.

3. Please provide us independent, objective support for the statements regarding your leadership. For example, you indicate in the summary and in other parts of your prospectus that you are a "leading fabless semiconductor company" and a "pioneer of key technologies," that your technologies "significantly change" the way certain content is delivered and that you are the only "high-volume supplier of MoCA-compliant chipsets."

4. Due to your extensive use of jargon, technical terms and abbreviations, it is difficult understand what you do. In the forepart of your prospectus, including the summary and risk factors, please eliminate your reliance on abbreviations, jargon and technical terms like SoC, MSO, CPE, PHY, "telcos," "solutions" and "core competencies." Instead, explain concepts like these in concrete, everyday language. In addition, in sections of your document other than the forepart, please try to avoid use of defined terms and jargon. Before revising your document in response to this comment, please carefully review Updated Staff Legal Bulletin No. 7 (June 7, 1999), particularly sample comments 4, 5, 14, 16, 39 and 40 appearing at the of the bulletin. The bulletin is available on our web site at http://www.sec.gov/interps/legal/cfslb7a.htm.

5. We note you identified six customers in the sixth paragraph. Please tell us the objective criteria you used to determine which customers to highlight here. Also tell us whether you identified in the summary all customers that satisfy those criteria.

6. Please tell us whether all industry data you cite in your document is publicly available. Also tell us whether:

    - you commissioned the industry reports;
    - the industry reports were prepared for use in your registration statement;
    - you are affiliated with the sources of the industry reports; and
    - the sources of the reports consented to your use of their data in this registration statement.

7. Please highlight in your summary your statement on page 58 that your products did not launch in significant volume until 2006.

Our Solutions, page 2

8. If you are highlighting products that you acquired recently, please highlight that fact with equal prominence.

Risk Factors, page 9

We face intense competition…, page 9

9.   This risk factor appears to cover a number of different risks that should be broken out in separate risk factors. Please provide a separate risk factor discussing the MoCA versus competing technologies and a separate risk factor discussing the fact that you may have to license your technology to potential competitors.

We have very limited operating history, page 15

10. You may not disclaim responsibility for your disclosure. Please revise your statement here and elsewhere that the disclosure is for "illustrative purposes only" to remove any implication of a disclaimer.

If we fail to comply with environmental regulatory requirements, page 23

11. If your current operations or products require redesign or other changes to comply with existing requirements, please say so directly without use of vague terms like "may." If you are uncertain, please explain the reason for the uncertainty.

Possible third-party claims, page 27

12. Please explain why you "cannot assure" investors that you are not currently infringing proprietary rights of others.

Our products are subject to export and import controls, page 29

13. We note your reference to the effect of a shift in approach to enforcement of existing regulations. If you currently are not in compliance with regulations, please say so directly.

Dilution, page 38

14. With a view toward clarified disclosure, please quantify for us the effect of exercise of outstanding options and warrants on the information in the tables in this section.

Unaudited Pro Forma Condensed Consolidated Combined Financial Statements, page 40

Basis of Pro Forma Presentation, page 44

15. Please expand to provide a description of the information on which you are awaiting in order to finalize the purchase allocation.

<u>Preliminary Purchase Price Allocation, 44</u>

16. Please describe to us and expand to disclose how you determined the fair market value assigned to the common and preferred shares issued in the acquisition. Please reconcile any significant differences in the per share value assigned to the preferred shares from that assigned to the common shares.

17. Please disclose the per share fair market values assigned to the preferred and to the common shares issued in the acquisition.

18. Please disclose the Black-Scholes assumptions used to value the options and warrants assumed in the acquisition.

<u>In-Process Research and Development, page 46</u>

19. When you update your financial statements please include disclosure in the footnotes about how you determined the fair market value of in-process research and development. In that regard disclose (1) the appraisal method and (2) significant assumptions, such as the period in which material net cash inflows from significant projects are expected to commence; any anticipated material changes from historical pricing, margins and expense levels; and the risk adjusted discount rate applied to cash flows.

20. As a related matter, please also present MD&A disclosure about acquired in-process research and development including the following by major project:

   - Specific disclosure describing the nature of the projects acquired.
   - Where multiple projects are involved, a summary of values assigned by technology/project.
   - The status of the development and the complexity or uniqueness of the work completed at the acquisition date.
   - The stage of completion at the acquisition date.
   - The nature and timing of the remaining efforts for completion.
   - The anticipated completion date and the date you expect to begin benefiting from the acquired in-process research and development
   - Projected costs to complete by project (or category of projects).
   - The risks and uncertainties associated with completing development within a reasonable period of time.
   - The risks involved if the acquired in-process research and development is not completed on a timely basis.

Management's Discussion and Analysis, page 50

Overview, page 50

21. We note much of your disclosure in this section is very similar to the summary on page 2 and the business section on page 66. Please revise to avoid repeating disclosure. The overview in this section should be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see Commission Guidance Regarding Managements Discussion and Analysis of Financial Condition and Results of Operations Interpretive Release No. 33-8350 (December 19, 2003) on our website.

Critical Accounting Policies and Estimates, page 51

Stock-based Compensation, page 52

22. Once you have a pricing range, please provide the following disclosures in MD&A:

- The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range; and,

- A discussion of each significant factor contributing to any difference between the estimated fair value as of the date of grant and the estimated IPO price (or pricing range) for options granted during the twelve months prior to the date of the most recent balance sheet.

23. We note that on page 53 you refer to using the valuation of an independent third party when determining fair value of your common stock. While management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

Gross Margins, page 60

24. Please discuss the reasons for the changes in the margins on your product sales.

Contractual Obligations, page 63

25. Please expand your disclosure to also explain the effect of obligations assumed in the recent acquisitions.

Business, page 66

26. Please explain the regulations that give rise to the risks that you mention on page 23.

Home Networking, page 69

27. We note your discussion of your chipsets being deployed by Verizon. Please clarify whether Verizon FiOS service uses your product exclusively, or whether your competitors also may provide products in this service offering.

Customers, page 76

28. We note your reference on page 11 to "substantially all" of your revenue being derived from two companies. Please revise your disclosure regarding multiple customers here and in your prospectus summary to make the significance of these two companies clear.

Competition, page 77

29. Please describe the positive and negative factors pertaining to your competitive position relative to the competing technologies mentioned in the last paragraph of this section.

Intellectual Property, page 78

30. Please clarify the scope of your patents that are not subject to your obligation to license to MoCA members. Further, please explain what would be reasonable and non-discriminatory terms for such license. Also, please tell us where you have filed the agreement requiring such licensing.

31. Please disclose the terms of your material licenses, such as scope, duration and termination provisions. For example, we note the license mentioned at the bottom of page 63.

Management, page 80

32. Provide succinct descriptions of each individual's business experience for the last five years. For example, please disclose the periods of Mr. Foley's and Mr. Lyle's employment prior to June 2007.

Executive Compensation, page 86

33. Please reconcile the second and third sentences of the first paragraph. The second sentence implies that you intend for investors to find important relevant information on your website. The third sentence implies that the information is not part of the prospectus.

34. We note your references to compensation surveys. Please identify the surveys you used and their components, including component companies. Also, while we note in your disclosure that you do not use a specific formula to set pay in relation to the data you use, please disclose where within the range of compensation revealed in the surveys your compensation was set. Please provide disclosure that is more specific than "below average" and "competitive" like on page 87 and "comparable companies" like on page 90.

35. We note your disclosure that your compensation committee did not use a specific formula to set pay in relation to market data. If compensation decisions were based on the subjective discretion of the committee, please say so clearly and directly without implying that objective factors were used.

36. We note your disclosure about the Chief Executive Officer providing an "analysis of annual corporate goal achievement." and "executive officer performance." Please describe specifically how these factors were used to make compensation decisions during the applicable periods.

37. Please provide a discussion and analysis of compensation of additional officers that you know are to be named executive officers for 2007, particularly to the extent that their compensation will differ from disclosure regarding current named executive officers. See the second sentence of instruction 2 to Regulation S-K Item 402(b).

Base Salary, page 87.

38. We note your disclosure about how annual salaries are set at the time of hire taking into account the "executive officer's scope of responsibilities, qualifications, experience, competitive salary information and internal equity" and in ensuing years on an assessment of "the executive's performance against job responsibilities, overall company performance and competitive salary information." Please describe specifically how these factors were used to make compensation decisions during the applicable periods.

39. Please describe why base salaries were kept the same in 2006.

40. Please more specifically disclose the size of the "modest" increases in 2007 and explain how that size was determined. If the increase were not proportionate for each named executive, please discuss the reasons for the differences.

Bonuses, page 87

41. We note that you have not provided a quantitative discussion of the "pre-approved corporate goals" and "individual goals" to be achieved for your executive officers to earn their discretionary annual bonuses. Please provide such disclosure or alternatively tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).

42. We note the last sentence on page 87. Please clarify whether the CEO establishes individual goals for himself.

43. Please discuss the extent to which goals were achieved, and explain the reasons for any deviations from the target percentages.

44. Explain in more detail the performance objectives and financial budgetary goals established for 2007 that will be considered in determining annual cash incentive compensation. Explain what factors the board considered in determining the percentages that would apply if described objectives were met. Clarify how annual cash incentives will be determined if some, but not all, corporate performance objectives are met.

45. Refer to the last paragraph of this section. Please identify who received the discretionary bonuses, when and why. Clarify how the amounts were set.

Long-Term Incentives, page 88

46. Please identify with specificity each factor mentioned in the second paragraph that determined the size of the grant to each named executive. Also identify the specific "performance milestones" mentioned in the fifth paragraph and how achievement of those milestones determined the size of the grant.

47. Please disclose the current "pre-approved" goals required for future grants as mentioned in the fourth paragraph. Also, clarify whether the size of the grant upon achievement of the goal has been determined.

48. Please describe with specificity how you determined the size of each grant mentioned in the table on page 90.

Summary Compensation Table, page 91

49. Refer to the last sentence of footnote 2. Please clarify how early exercise of a stock option generated the stock award amount specified in the table.

Related-Persons Transactions, page 108

50. Please tell us why you have not disclosed the STMicroelectronics transaction described on page F-36.

Policies and Procedures, page 112

51. Please disclose the standards to be applied to your policies and procedures. For example, if there is another source for comparable services or products, will the audit committee reject the transaction?

Selling Stockholders, page 114

52. Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus: the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please revise as appropriate.

53. With a view toward disclosure, please tell us when the selling stockholders acquired their shares being offered and the consideration paid.

54. Please provide all disclosure required by Regulation S-K Item 507, including with regard to the shares being offered that may be sold in the over-allotment.

Description of Capital Stock, page 117

55. With a view toward clarified disclosure in an appropriate section of your document, please tell us the percentage of your subsidiary that is or may become owned by third parties due to your assumed option plans or other obligations.

Amended and Restated Certificate of Incorporation and Bylaws, page 120

56. Please expand this section to describe the last clause of section V.E of exhibit 3.2. Also add risk factors as appropriate.

Underwriting, page 126

57. We note your disclosure at the top of page 128. Please expand to provide more specific information regarding the relationships with the underwriters.

Financial Statements

58. Please update the filing when required by Rule 3-12 of Regulation S-X.

Report of Independent Auditors, page F-2

Report of Independent Auditors, page F-29

59. Please revise to present the conformed signature of the auditors and the city and state where issued. Refer to Rule 2-02 of Regulation S-X.

Note 1 Organization and Summary of Significant Accounting Policies, page F-7

Segment Reporting, page F-9

60. Please revise the geographic area information to present the domestic (US) revenues separately from the rest of North America. Please see the requirement in paragraph 38(a) of SFAS 131.

61. You describe several product lines including home networking, broadband access, DBS Outdoor Units and TV tuners. Please provide product line disclosure under paragraph 37 to SFAS 131.

Note 8, Stockholders' Deficit, page F-22

Stock Options, page F-22

62. Please provide us with a schedule showing in chronological order, the date of grant, optionee, number of options granted, exercise price and the fair value of the underlying shares of common stock for the options issued within during 2006 and to date in 2007. Also include other issuances or preferred and common stock. Please indicate the compensation recorded for each of these issuances and reconcile to the amounts recorded in the financial statements.

Describe to us the objective evidence and analysis which supports your determination of the fair value at each grant and stock issuance date. Highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Also provide us with a chronological bridge of management's fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges.

63. Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

Note 12 Subsequent Events, page F-27

64. We read that in May 2007 you acquired Arabella, a developer of embedded software. Please provide us your computations of the significance for this acquisition.

Consents of Independent Registered Public Accounting Firms – Exhibits 23

65. Please include updated consents in all amendments.

Undertakings

66. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include these undertakings.

Exhibits

67. Please file complete exhibits. For example, please file the exhibits to the agreement filed as exhibit 2.1 to the extent material to an investment decision and are not otherwise disclosed. Also, include a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish to us a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

68. Please file the Cadence agreement mentioned on page 63. Also, please file the Arabella Software agreement described on page 14.

69. We note your reference to an application for confidential treatment. We will provide any comments related to your request separately. Comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeanne Bennett at (202) 551-3606 or in her absence, Brian Cascio at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via Fax):   Frederick T. Muto, Esq.
                Jason L. Kent, Esq.
                Charles S. Kim, Esq.